Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: February 25, 2013

Key Messages for Prospective OfficeMax Associates

February 25, 2013

(The following messages are for use by OfficeMax HR Partners in responding verbally to inquiries from prospective job applicants.)

Key Messages:

•	The merger of equals between OfficeMax and Office Depot will create a global office solutions company, which would have had pro forma combined annual revenue for 2012 of approximately $18 billion.

•

The merger is the right opportunity at the right time, as it will bring together two leading companies who share a common goal – to become a stronger, more efficient global provider of office solutions.

•	The merger agreement was unanimously approved by the Boards of Directors of both companies.

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This combination would accelerate OfficeMax’s long-term strategy and better position the combined company to drive innovation aimed at helping our customers – both consumers and business customers – to make better choices and, in so doing, to build deeper partnerships and brand loyalty.

•	The merger will create a stronger, more efficient competitor better positioned to meet the growing challenges of a rapidly changing office solutions industry.

•	As two leading companies, we will have the opportunity to build on our strong digital platforms and expand our multichannel capabilities to better serve our customers and compete more effectively.

o	External views on the benefits of the merger are beginning to emerge. Here is an exciting quote from Internet Retailer: “ … the combined company … would be the third-leading online retailer in North America based on 2011 sales, edging past previous No. 3 Apple … according to an Internet Retailer estimate.” (Internet Retailer, February 20, 2012)

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We are confident that there will be exciting new opportunities for Associates as part of a global business. This merger represents a new beginning for our two companies and will allow us to build a more competitive enterprise for the long term.

•	Until the transaction closes OfficeMax will continue to compete vigorously with all its competitors, including Office Depot, aiming to provide customers with the best solutions to move their businesses ahead. We will continue to aggressively pursue our strategic plan, and will continue to need talent to help us execute on those plans.

Merger of Equals Facts:

•	The transaction is expected to close by the end of calendar year 2013, subject to stockholder approval from both companies, the receipt of regulatory approvals and other customary closing conditions.

•	The merger is expected to deliver $400-$600 million in annual cost synergies by the third year following the transaction’s close by leveraging both operating and G&A efficiencies

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A CEO for the combined company will be named by a selection committee made up of an equal number of independent Board members from each company. Ravi Saligram, President and CEO of OfficeMax, and Neil Austrian, Chairman and CEO of Office Depot – along with external candidates – will be considered in the search process.

•	The combined company’s management team is expected to draw upon the experienced group of leaders from both companies.

•	The combined company’s name, marketing brands and corporate headquarters location are expected to be determined following the appointment of the CEO for the combined company.

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It’s too early to comment on what impact a merger might have on our combined business structure. Until the transaction closes, OfficeMax and Office Depot must continue to compete as two separate companies.

A Compelling Combination

•	This merger of equals presents a compelling combination. Following is a high-level summary of some of the strengths of both companies:

OfficeMax	Nation’s 12th largest online retailer*
Office Depot	Nation’s 6th largest online retailer*
OfficeMax	One of the 2012 World’s Most Ethical Companies, and the only company in the office supply industry to receive Ethics Inside® Certification by the Ethisphere Institute
Office Depot	Ranked in Top 50 of America’s Corporations for Women and Minority Business Enterprises by DiversityBusiness.com from 2000 to 2010
OfficeMax/Office Depot	Focus on driving cost efficiencies
OfficeMax/Office Depot	Commitment to innovation (i.e., new store formats, services for the business customer)

*Internet® Retailer Magazine 2012 Top 500 list

Message for Prospective Candidates who are Wavering and/or Decline Offer:

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For those candidates who are wavering in their decision to join us, decide not to accept our offer, or decline to interview based upon the merger announcement, communicate to them we respect their decision and we hope to re-engage with them in the future.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Office Depot will file with the SEC a registration statement on Form S-4 that will include a Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a prospectus of Office Depot. OfficeMax and Office Depot plan to mail the Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-3657.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 20, 2012, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 15, 2012, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this press release and other written or oral statements made by or on behalf of OfficeMax constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding OfficeMax’s future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax cannot guarantee that the macroeconomy will perform within the assumptions underlying its projected outlook; that its initiatives will be successfully executed and produce the results underlying its expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that its actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax that may cause results to differ from expectations are included in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in OfficeMax’s other filings with the SEC.